February 23, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on February 22, 2012, appointed the company Codan Services Ltd. as the new Corporate Secretary of Credicorp to replace Mrs. Dawna Ferguson who performed such role until now.

The Board also agreed to ratify Mr. Mario Ferrari Quiñe in his role as the Deputy General Secretary.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.